UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 15)*
Rocky Brands, Inc.

(Name of Issuer)
Common stock, without par value

(Title of Class of Securities)
774515 10 0

(CUSIP Number)
December 31, 2008

(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	774515 10 0	Page	2	of

1	NAME OF REPORTING PERSON: Mike Brooks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER:

NUMBER OF		382,832

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		382,832

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:

	382,832

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑ Mr. Brooks expressly disclaims beneficial ownership of 360 shares held by his spouse.

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.9%

12	TYPE OF REPORTING PERSON:

	IN

CUSIP No.	774515 10 0	Page	3	of
Item 1.
(a)	Name of Issuer: Rocky Brands, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 39 East Canal Street, Nelsonville, Ohio 45764
Item 2.
(a)	Name of Person Filing: Mike Brooks

(b)	Address of Principal Business Office, or, if none, Residence:
Rocky Brands, Inc.
39 East Canal Street
Nelsonville, Ohio 45764
(c)	Citizenship: United States.

(d)	Title of Class of Securities: Common Stock, without par value.

(e)	CUSIP Number: 774515 10 0
Item 3.
Not applicable.
Item 4. Ownership
(a)	Amount Beneficially Owned: 382,832 shares

(b)	Percent of Class: 6.9%

(c)	Number of Shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 382,832 shares

(ii)	Shared power to vote or to direct the vote: 0 shares

(iii)	Sole power to dispose or to direct the disposition of: 382,832 shares

(iv)	Shared power to dispose or to direct the disposition of: 0 shares

CUSIP No.	774515 10 0	Page	4	of

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company of Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification. Not applicable.

CUSIP No.	774515 10 0	Page	5	of
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2009	/s/ Mike Brooks Mike Brooks